SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Instil Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.000001

(Title of Class of Securities)

4578C101

(CUSIP NUMBER)

Curative Ventures V LLC

3963 Maple Avenue Suite 390

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS Curative Ventures V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS CV-Immetacyte Manager LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS CV-Immetacyte Ultimate Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,003
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS SB2A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,019,002
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,019,002

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS SB2A Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,019,002
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,019,002

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS Bronson Crouch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 518,496
	8	SHARED VOTING POWER 2,019,002
	9	SOLE DISPOSITIVE POWER 518,496
	10	SHARED DISPOSITIVE POWER 2,019,002

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,498
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.80%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock, par value $0.000001 (the “Shares”) of Instil Bio, Inc. (the “Issuer” or the “Company”) filed on March 23, 2021 by the Reporting Persons (as amended, the “Schedule 13D”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Solely as a result of the periodic vesting of options held directly by Bronson Crouch, the Chief Executive Officer of the Issuer, Mr. Crouch was deemed to beneficially own additional shares of Common Stock as follows:

•	On August 6, 2022, Mr. Crouch’s vesting of options caused the number of shares to be 46,220,773 resulting in the Reporting Persons’ having aggregate beneficial ownership of 34.60%.

•	On August 6, 2023, Mr. Crouch’s vesting of options caused the number of shares to be 48,301,188 resulting in the Reporting Persons’ having aggregate beneficial ownership of 35.60%.

•

On August 10, 2024, Mr. Crouch’s vesting of options caused the number of shares to be 2,518,124 (which would have been equal to 50,362,470 on a pre-split basis**) resulting in the Reporting Persons’ having aggregate beneficial ownership of 36.60%.

**

On December 7, 2023, the Issuer effected a 1-for-20 reverse stock split of its common stock. As a result, the number of Shares held by the Reporting Persons, as well as all other common stockholders, was proportionately reduced on such date.

All changes were solely the result of the periodic vesting of options held by Mr. Crouch. Mr. Crouch did not exercise any such options during this period, and no other Reporting Person acquired any Common Stock during this period. Additionally, Mr. Crouch reports his beneficial ownership in accordance with the filing requirements of Section 16(a) of the Act.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, (i) Curative Ventures V LLC (“CVV”) may be deemed to beneficially own 1,899,003 shares of Common Stock, which represents approximately 29.2% of the outstanding Common Stock; (ii) CV-Immetacyte Manager LP (“CV-Immetacyte Manager”) may be deemed to beneficially own 1,899,003 shares of Common Stock, which represents approximately 29.2% of the outstanding Common Stock; (iii) CV-Immetacyte Ultimate Manager LLC (“Ultimate Manager”) may be deemed to beneficially own 1,899,003 shares of Common Stock, which represents approximately 29.2% of the outstanding Common Stock; (iv) SB2A LP (“SB2A”) may be deemed to beneficially own 2,019,002 shares of Common

Stock, which represents approximately 31.0% of the Outstanding Common Stock; (v) SB2A Management LLC (“SB2A Manager”) may be deemed to beneficially own 2,019,002 shares of Common Stock, which represents approximately 31.0% of the Outstanding Common Stock; and (vi) Mr. Crouch may be deemed to beneficially own 2,537,498 shares of Common Stock (this amount includes 391,603 shares of Common Stock that are obtainable upon exercise of options within the next 60 days), which represents approximately 36.80% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(b)

As of August 6, 2022:

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CVV	0	37,980,073	0	37,980,073
CV-Immetacyte Manager	0	37,980,073	0	37,980,073
Ultimate Manager	0	37,980,073	0	37,980,073
SB2A	0	40,380,072	0	40,380,072
SB2A Manager	0	40,380,072	0	40,380,072
Bronson Crouch	5,840,701	40,380,072	5,840,701	40,380,072

As of August 6, 2023:

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CVV	0	37,980,073	0	37,980,073
CV-Immetacyte Manager	0	37,980,073	0	37,980,073
Ultimate Manager	0	37,980,073	0	37,980,073
SB2A	0	40,380,072	0	40,380,072
SB2A Manager	0	40,380,072	0	40,380,072
Bronson Crouch	7,921,116	40,380,072	7,921,116	40,380,072

Following Reverse Stock Split

As of August 10, 2024:

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CVV	0	1,899,003	0	1,899,003
CV-Immetacyte Manager	0	1,899,003	0	1,899,003
Ultimate Manager	0	1,899,003	0	1,899,003
SB2A	0	2,019,002	0	2,019,002
SB2A Manager	0	2,019,002	0	2,019,002
Bronson Crouch	499,122	2,019,002	499,122	2,019,002

As of the date hereof:

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CVV	0	1,899,003	0	1,899,003
CV-Immetacyte Manager	0	1,899,003	0	1,899,003
Ultimate Manager	0	1,899,003	0	1,899,003
SB2A	0	2,019,002	0	2,019,002
SB2A Manager	0	2,019,002	0	2,019,002
Bronson Crouch	518,496	2,019,002	518,496	2,019,002

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Second Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

CURATIVE VENTURES V LLC

By: By:	CV-Immetacyte Manager LP, its manager CV-Immetacyte Ultimate Manager LLC, its general partner

By:	/S/ Bronson Crouch
	Name:	Bronson Crouch
	Title:	Manager

CV-IMMETACYTE MANAGER LP

By:	CV-Immetacyte Ultimate Manager LLC, its general partner

By:	/S/ Bronson Crouch
	Name:	Bronson Crouch
	Title:	Manager

CV-IMMETACYTE ULTIMATE MANAGER LLC

By:	/S/ Bronson Crouch
Name: Bronson Crouch
Title: Manager

SB2A LP

By:	SB2A Management LLC, its general partner

By:	/S/ Bronson Crouch
Name: Bronson Crouch Title: Managing Member

SB2A MANAGEMENT LLC

By:	/S/ Bronson Crouch
Name: Bronson Crouch
Title: Managing Member

BRONSON CROUCH

/S/ Bronson Crouch